Pursuant to Rule 433 Registration No. 333-264721 June 3, 2024

GATX Corporation

PRICING TERM SHEET

June 3, 2024

Issuer:	GATX Corporation

Pricing Date:	June 3, 2024

Expected Settlement Date*:	June 5, 2024 (T+2)

Expected Ratings**:	Moody’s: Baa2 (Positive) / S&P: BBB (Stable) / Fitch: BBB+ (Stable)

Security:	6.050% Senior Notes due 2034 (the “2034 Notes”)	6.050% Senior Notes due 2054 (the “2054 Notes”)

Qualified Reopening:	The 2034 Notes offered hereby constitute a further issuance of the 6.050% Senior Notes due 2034, of which $300,000,000 aggregate principal amount was issued on September 8, 2023 (the “Existing Securities”). The 2034 Notes will form a single series with the Existing Securities and will have the same terms other than the initial offering price. Immediately upon settlement, the 2034 Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing Securities. Upon completion of this offering, an aggregate $500,000,000 of 6.050% Senior Notes due 2034 will be outstanding.	N/A

Size:	$200,000,000	$400,000,000

Maturity Date:	March 15, 2034	June 5, 2054

Coupon:	6.050%	6.050%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2024	June 5 and December 5, commencing December 5, 2024

Benchmark Treasury:	UST 4.375% due May 15, 2034	UST 4.250% due February 15, 2054

Benchmark Treasury Price and Yield:	99-25+ / 4.400%	95-03 / 4.553%

Spread to Benchmark Treasury:	+130 basis points	+150 basis points

Re-Offer Yield:	5.700%	6.053%

Price to Investors[1]:	102.542%	99.959%

[1]	Without giving effect to the accrued interest that must be paid to the purchasers of the 2034 Notes from March 15, 2024 to, but excluding, the issuance date.

Redemption:

At any time prior to December 15, 2033 (three months prior to the maturity date) (the “2034 Notes Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the 2034 Notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the 2034 Notes being redeemed to, but excluding, the redemption date.

At any time on or after the 2034 Notes Par Call Date, we may redeem the 2034 Notes at a redemption price equal to 100% of the principal amount of 2034 Notes being redeemed.

At any time prior to December 5, 2053 (six months prior to the maturity date) (the “2054 Notes Par Call Date”), at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the 2054 Notes to be redeemed; or (2)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Notes matured on the 2054 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest on the 2054 Notes being redeemed to, but excluding, the redemption date.

At any time on or after the 2054 Notes Par Call Date, we may redeem the 2054 Notes at a redemption price equal to 100% of the principal amount of 2054 Notes being redeemed.

CUSIP/ISIN:	361448 BM4 / US361448BM41	361448BR3 / US361448BR38

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.	BMO Capital Markets Corp. CIBC World Markets Corp. KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Huntington Securities, Inc. Regions Securities LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC MUFG Securities Americas Inc.	Huntington Securities, Inc. Regions Securities LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC MUFG Securities Americas Inc.

*

We expect to deliver the Securities on or about June 5, 2024, which will be the second business day following the date of this term sheet (“T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of this term sheet may be required, by virtue of the fact that the Securities initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or Morgan Stanley & Co. LLC at 1-866-718-1649.